STRASBURGER & PRICE, LLP
720 Congress Avenue, Suite 700
Austin, Texas 78701
512-499-3600
Lee.Polson@strasburger.com

January 13, 2016

VIA EDGAR
and FEDERAL EXPRESS

Jennifer Gowetski
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Rich Uncles REIT, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed January 8, 2016
File No.  333-205684

Dear Ms. Gowetski:

On behalf of our client, Rich Uncles NNN REIT, Inc., we are submitting this supplemental response to your letter dated December 15, 2015, regarding Amendment No. 2 to Registration Statement on Form S-11.  On January 12, 2105, we filed a letter responding to comments 1 through 12 of your December 15 letter.  Today’s letter relates solely to comment 13 of your December 15 letter.

13.
Please supplementally provide us with detailed explanations of (1) each type of remuneration or reimbursement, and its amount and source, received or to be received by the Company and each associated person and affiliate of the Company, including Hofer, Wirta, the Company’s sponsor and advisor, and each parent company, direct and indirect owner, affiliate, officer, director and employee of the Company’s sponsor and advisor, in connection with the offering, purchases and sales of the Company’s securities, the operation of the Company and its sponsor and advisor, the acquisition, transfer and liquidation of assets and securities held by the Company, and the dissolution and any restructuring of the Company, and (2) the reasons for the receipt of each such type of remuneration or reimbursement, including ownership interests, contracts, arrangements and understandings, and services performed or to be performed. We may have further comment.

RESPONSE:

As a general matter, the prospectus contains a summary of remuneration received by the Company and its affiliates for operation of the Company, beginning on page 3.  We repeat that summary here, followed by a discussion of the specific information requested by comment 13.

Type of Compensation	Determination of Amount	Estimated Amount Paid in First Year of Operations (Assuming 5,000,000 Shares Are Sold)	Estimated Amount for Maximum Offering (100,000,000 Shares)
Organization and Offering Stage

Organization and Offering Expenses	We will reimburse our Sponsor for actual organizational and offering expenses up to 3.0% of gross offering proceeds.	$1,500,000 The actual amount will depend on the number of shares sold.	$30,000,000 The actual amount will depend on the number of shares sold.

Jennifer Gowetski
January 13, 2016

Acquisition and Operations Stage

Acquisition Fee
For each acquisition, we will pay our advisor 3.0% of the cost of the investment.  The total of all acquisition fees and acquisition expenses shall be reasonable, and shall not exceed 6.0% of the contract price of the property.  However, a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company.
		$2,910,000, assuming use of our target leverage of 50% The actual amount will depend on the number of shares sold.	$58,200,000, assuming use of our target leverage of 50% The actual amount will depend on the number of shares sold.

Asset Management Fee
We will pay our advisor and its affiliates 0.1% of the total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the total of the aggregate book value of all of our assets, including assets invested, directly or indirectly, in Properties, before reserves for depreciation or bad debts or other similar non-cash reserves.
		$582,000 The actual amount will depend on the number of shares sold.	Not determinable at this time.

Financing Coordination Fee
Other than with respect to any mortgage or other financing related to a Property concurrent with its acquisition, if our advisor provides services in connection with the post-acquisition financing or refinancing of any debt that we obtain relative to Properties or the REIT, we will pay the advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing.
		Not determinable at this time.	Not determinable at this time.

Property Management Fee
Our Properties are intended to be triple-net single tenant properties with limited, if any, property management responsibilities.  However, if our advisor or its affiliates provides property management services for our Properties, we will pay fees equal to 1.5% of gross revenues from the Properties managed. We also will reimburse our advisor or its affiliates for property-level expenses that it pays or incurs on our behalf, including salaries, bonuses and benefits of persons employed by our advisor or affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers. Our advisor or its affiliates may subcontract the performance of its property management duties to third parties and pay all or a portion of its property management fee to the third parties with whom it contracts for these services.
		Not determinable at this time.	Not determinable at this time.

Operating Expenses
We reimburse the expenses incurred by our advisor and its affiliates in connection with its provision of services to us, including our allocable share of our advisor’s overhead, such as rent, employee costs (including salaries and benefits), utilities and IT costs. We do not reimburse our advisor or its affiliates for employee costs in connection with services for which our advisor earns acquisition fees or disposition fees (other than reimbursement of travel, due diligence and other costs associated with potential investments, including investments that we do not purchase, and communication expenses) or for the salaries and benefits our advisor or its affiliates may pay to our executive officers.

	Not determinable at this time.	Not determinable at this time.

Jennifer Gowetski
January 13, 2016

Unless our directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, we will not reimburse our advisor and its affiliates for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the  greater of (i) 2% of average invested assets or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar noncash reserves and excluding any gain from the sale of assets for that period. In the event that  annual operating expenses exceed these limits as of the end of  any fiscal quarter (for the 12 months then ended) the directors must within 60 days after the end of such quarter inform the shareholders of the factors the directors considered in arriving at the conclusion that such higher operating expenses were justified. If the directors do not determine the higher expenses were justified for the period, they must cause our advisor, sponsor and affiliates (as applicable) to reimburse us to the extent these limitations were exceeded. Additionally, we will not reimburse our advisor, sponsor and affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees.

Independent Director Compensation
We pay each of our independent directors for attending meetings as follows: (i) 500 shares for each board meeting attended; and (ii) 500 shares for each committee meeting attended. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.
	$90,000 Assumes 3 board meetings and 3 committee meetings and a value of $10 per share for each share awarded as compensation.	Not determinable at this time.

Disposition Fee
For substantial assistance in connection with the sale of properties, we will pay our advisor or one of its affiliates 3.0% of the contract sales price of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor or its affiliates, the disposition fees paid to our advisor, our sponsors, their affiliates and unaffiliated third parties may not exceed 6% of the contract sales price. Substantial assistance in connection with the sale of a property includes our advisor’s preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report, and exhibits) or such other substantial services performed by our advisor in connection with a sale.  We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that a majority of our board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.
	None	Not determinable at this time

Jennifer Gowetski
January 13, 2016

Subordinated Participation in Distributions
We will pay our advisor 40% of the annual increase in NAV per share, if any, multiplied by the number of outstanding shares as of each December 31, starting with December 31, 2016. NAV per share will initially be $10.00, the offering price per share in this offering. Starting December 31, 2016, NAV per share will be calculated annually as of each December 31 by an independent valuation firm.

The subordinated participation in distributions will be subordinated to payment to investors (from operating cash flow1) of an annual 6.5% cumulative, non-compounded return. In addition, if our distributions to investors (from operating cash flow and deferred Advisor fees, as applicable) in a calendar year exceeds such annual 6.5% cumulative, non-compounded return, then we will pay our advisor 40% of the amount by which our distributions to investors exceeds such annual 6.5% cumulative, non-compounded return.

The subordinated participation in distributions is paid annually, if it is due, based on a determination of NAV made by an independent valuation firm selected by the board of directors, with the initial NAV per share being set at the $10.00 per share offering price in this offer.  The subordinated participation in distributions will paid by January 31 of the subsequent year and will be paid in the form of our shares at the price then being paid by the public to purchase our shares. For the purpose of calculating the subordinated participation, only increases over the highest previous price per share paid by the public shall be included, reduced by any prior return of capital.

The advisor is eligible to receive the first payment of the subordinated participation in January 2017, based on the increase in NAV, if any, from the initial $10.00 per share to the NAV per share as of December 31, 2016, determined by the independent valuation firm. Our management does not have role in calculating the NAV, except that two members of management, Ray Wirta and Harold Hofer, are members of the board and will participate in selection of the valuation firm.
	Not determinable at this time.	Not determinable at this time.

___________________________
1 Payments may also be made from deferred Advisor fees, in addition to payments from operating cash flow.  In the next amendment to the prospectus, this sentence will be corrected to read, “The subordinated participation in distributions will be subordinated to payment to investors (from operating cash flow and deferred Advisor fees, as applicable) of an annual 6.5% cumulative, non-compounded return.”

Jennifer Gowetski
January 13, 2016

Disposition Fee
For substantial assistance in connection with the sale of properties, we will pay our advisor or one of its affiliates 3.0% of the contract sales price of each property sold; provided, however, that if, in connection with such disposition, commissions are paid to third parties unaffiliated with our advisor or its affiliates, the disposition fees paid to our advisor, our sponsors, their affiliates and unaffiliated third parties may not exceed 6% of the contract sales price. Substantial assistance in connection with the sale of a property includes our advisor’s preparation of an investment package for the property (including a new investment analysis, rent rolls, tenant information regarding credit, a property title report,  and exhibits) or such other substantial services performed by our advisor in connection with a sale.  We do not intend to sell properties or other assets to affiliates. However, if we do sell an asset to an affiliate, our organizational documents would not prohibit us from paying our advisor a disposition fee. Before we sold an asset to an affiliate, our charter would require that a majority of our board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction conclude that the transaction is fair and reasonable to us.
	None	Not determinable at this time.

Liquidation Fee
We will pay our advisor a Liquidation Fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 40% of the increase in the resultant value per share as compared to the highest previously calculated NAV per share, if any, reduced by any prior return of capital, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to investors of an annual 6.5% cumulative, non-compounded return on their invested capital from all sources including operating cash flow.
	None	Not determinable at this time.

As reflected in the Company’s prospectus, the Company will  sell the offering itself without the assistance of an underwriter.  The Company will avoid the up-front transactional costs associated with an underwriting and devote more offering proceeds to investment in properties.  The Company and its promoters do not intend to recoup the transactional costs which are being foregone in later fees or reimbursements.  Therefore, the Company will charge no fees during the operational stage which would not be charged by any other operating real estate investment trust, for the same operational services.

Jennifer Gowetski
January 13, 2016

The table below sets forth the compensation received by the officers, directors, employees and agents of the Company and the reason for such compensation.

Recipient	Reason for Remuneration
Advisor (Rich Uncles NNN REIT Operator, LLC)
As with other REITs, the advisor is responsible for implementing the investment policies of the Company, including selection, acquisition, management and disposition of properties.  The advisor receives the Acquisition Fees, Asset Management Fee, Financing Coordination Fee, Disposition Fee, Subordinated Participation Fee and Liquidation Fee described above and in the prospectus.  The Advisor is also reimbursed for the Company’s operating expenses incurred by the advisor on the Company’s behalf.

Please note that, as described in the prospectus, the advisor is not reimbursed for employee costs (other than direct expenses of travel, due diligence and other costs including communication expenses related to potential investments by the Company) or for salaries and benefits paid by the advisor to Company executives.

Sponsor (Rich Uncles, LLC)
Actual organization and offering expenses up to 3.0% of gross offering proceeds.  The sponsor is only reimbursed this percentage, despite the actual cost of organization and offering costs of the Company including legal fees, accounting fees, and other actual organizational and offering expenses.  The organizational and offering expense reimbursement may not exceed these actual direct expenses. The sponsor and advisor will not be reimbursed for any other of its employee expenses except for direct employee expenses associated with services performed for the Company for which the advisor or sponsor is not otherwise compensated including, for example, secretarial expenses associated with shareholder communications.

Company Executives, including Mr. Hofer and Mr. Wirta
Nothing from the Company.  Mr. Hofer and Mr. Wirta have invested in the sponsor, which owns the advisor, and they will benefit if the advisory fees and other advisory compensation, listed above, result in a profit to the sponsor and advisor.

Independent Directors	500 share of Company stock for each board and committee meeting attended, plus reimbursement of out of pocket expenses in connection with attendance at meetings.

The Company itself is not expected to have employees other than salaried associated persons who provide website operations, data processing and customer information services to the Company, and outside of such associated persons, the Company will rely on the sponsor and advisor to maintain a staff capable of handling the Company’s business.  It is expected that most, if not all, of the Company’s investors will learn about the Company, decide to invest, and communicate with the Company via the Internet website.  No commission, ownership interests, or other transactional or incentive compensation will be paid to employees of the Company the sponsor, the advisor or their affiliates in connection with REIT share sales.

Jennifer Gowetski
January 13, 2016

We trust that this information adequately responds to your comment.  Please contact me if you have questions or require additional information.

Sincerely,

Strasburger & Price, LLP

/s/ Lee Polson

Lee Polson